FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

John Hancock Investment Management Distributors LLC
Year Ended December 31, 2025
With Report of Independent Registered Public
 Accounting Firm

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SEC FILE NUMBER
8-43582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: John Hancock Investment Management Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 Berkeley Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Effie Georgountzos	617-663-4335	egeorgountzos@jhancock.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young, LLP
(Name – if individual, state last, first, and middle name)

200 Clarendon Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Effie Georgountzos_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _John Hancock Investment Management Distributors, LLC_____, as of _12/31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: **Effie Georgountzos**
Digitally signed by Effie Georgountzos
Date: 2026.03.18 10:33:59 -04'00'

Title: _Chief Financial Officer_____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2025

Contents



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of
John Hancock Investment Management Distributors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of John Hancock Investment Management Distributors LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1991.

March 18, 2026

1

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Cash & cash equivalents	$	567,616
Money market securities - trading (cost $46,467,411)		46,467,411
Accounts receivable		1,328,758
Deferred selling commissions		352,777
Due from affiliated companies		2,364,177
Intangible assets, net		652,043
Deferred income taxes, net		17,640
Other assets		895,182
Total assets	$	52,645,604

Liabilities

Accounts payable and accrued expenses	$	17,885,501
Commissions and distribution expenses payable		5,655,230
Due to affiliated companies		13,742,286
Total liabilities		37,283,017

Shareholder's equity

Common stock ($1.00 par value; 1,000 shares authorized, issued and outstanding)		1,000
Additional paid-in capital		2,255,651,129
Retained earnings (deficit)		(2,240,289,542)
Total shareholder's equity		15,362,587
Total liabilities & shareholder's equity	$	52,645,604

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2025

Revenues

Selling commissions	$	10,051,240
Rule 12b-1 service fees		107,628,196
Interest and other		2,126,276
Total revenues		119,805,712

Expenses

Selling commissions	18,364,915
Rule 12b-1 service fees	76,995,779
Marketing support expenses	51,870,531
Administrative services expense	149,065,405
Travel and entertainment	5,882,377
Other selling, general, and administrative expenses	7,749,352
Total expenses	309,928,359

Income (loss) before income taxes		(190,122,647)
Income tax expense (benefit)		(39,595,644)
Net income (loss)	$	(150,527,003)

The accompanying notes are an integral part of these financial statements.

3

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2025

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2025	$ 1,000	$ 2,110,351,129	$ (2,089,762,725)	$ 20,589,404
Currency translation adjustment	-	-	186	186
Net income (loss)	-	-	(150,527,003)	(150,527,003)
Capital contributions by Parent	-	145,300,000	-	145,300,000
Balance at December 31, 2025	$ 1,000	$ 2,255,651,129	$ (2,240,289,542)	$ 15,362,587

The accompanying notes are an integral part of these financial statements.

4

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2025

Operating Activities

Net income (loss)	$ (150,527,003)
Adjustments to reconcile net income to net cash provided by operating activities:	
Net currency translation (gains) losses	186
Net (subscriptions) redemptions of money market securities	4,548,147
Amortization of deferred selling commissions	1,065,149
Amortization of software and other intangible assets	238,756
Change in operating assets and liabilities:	
Accounts receivable	229,915
Deferred selling commissions, excluding amortization	(880,131)
Deferred net income taxes	(275,974)
Due to/from affiliated companies	1,653,926
Other assets	(1,170)
Accounts payable and accrued expenses	(753,948)
Commissions and distribution expenses payable	(124,574)
Net cash provided by (used in) operating activities	(144,826,722)

Financing Activity

Capital contributed by Parent	145,300,000
Net cash provided by (used in) financing activities	145,300,000
Net increase (decrease) in cash	473,278
Cash and cash equivalents at beginning of year	94,338
Cash and cash equivalents at end of year	$ 567,616

The accompanying notes are an integral part of these financial statements.

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC
NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and Description of Business

John Hancock Investment Management Distributors LLC (the "Company") is a direct wholly-owned subsidiary of John Hancock Investment Management LLC ("JHIM" or "Parent"). JHIM is a direct wholly-owned subsidiary of John Hancock Subsidiaries, LLC ("Subsidiaries"). Subsidiaries is a direct wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A.) ("JHUSA"). JHUSA is an indirect, wholly-owned subsidiary of John Hancock Financial Corporation ("JHFC"). JHFC is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("MFC"), a Canadian-based, publicly traded financial services holding company.

The Company is a registered broker dealer under the Securities Exchange Act of 1934 (the "Act"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated in the State of Delaware on January 19, 1991. The Company serves as the wholesale distributor and/or underwriter throughout the United States for the registered investment companies (the "Funds") managed by JHIM.

The Company is a member of the Securities Investor Protection Corporation ("SIPC") through which customer accounts are protected in the event of the Company's insolvency up to $500,000; including a maximum of $250,000 for cash claims. The Company does not open customer accounts or affect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation. These financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Cash and Cash Equivalents. Cash and cash equivalents includes cash and all highly liquid debt investments with a remaining maturity of three months or less when purchased. At times, cash may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing through major financial institutions.

Money Market Securities. The Company classifies its money market securities as trading securities and records these securities at fair value. Any change in fair value related to trading securities is included in interest and other revenue in the Statement of Operations. These securities include investments in money market registered investment companies.

Deferred Selling Commissions. The Company pays a selling commission to the selling broker dealer for Class C-Shares. C-Share selling commissions are capitalized as deferred selling commissions and are amortized on a straight-line basis over a period not to exceed one year.

The amortization periods are intended to approximate the period of time expected to be benefited, that is the period during which fees earned pursuant to Rule 12b-1 distribution plans are received from the Funds and Contingent Deferred Sales Charge (CDSC) payments are received from shareholders of the Funds upon redemption of C-shares. Upon receipt of CDSC payments, the Company records additional amortization to arrive at an estimate of the remaining unamortized deferred selling commission applicable to the shares redeemed. On an annual basis, the Company tests for impairment and none was noted for the year ended December 31, 2025.

Intangible Assets. Intangible assets include the distribution network of sales agents and producers responsible for procuring business. As a result of the acquisition of John Hancock by MFC in 2004, $16,936,000 was initially recognized as the fair value of the distribution networks. Distribution networks are amortized over their respective estimated lives in other selling, general, and administrative expenses. Management determined at inception that the intangible assets have an estimated definite life of 28 years.

Amortizing intangible assets are reviewed for impairment only upon the occurrence of certain triggering events. Impairments are recorded whenever the other intangible asset's fair value is deemed to be less than its carrying value.

Fair Value Measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distressed sale) between market participants at the measurement date; that is, an exit value.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

1.   Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets that the Company has the ability to access at the measurement date.

2.   Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly.

3.   Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets that are derived using data, some or all of which is not market observable data, including assumptions about risk.

Money market securities are classified within Level 1 of the fair value hierarchy and based on quoted market prices. Additionally, there were no transfers into or out of Level 1, Level 2, or Level 3 during the year ended December 31, 2025.

Revenue Recognition. The Company receives payments from Rule 12b-1 distribution plans adopted by certain Funds pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended. These plans are subject to annual review and approval by the independent trustees of each of the Funds. Under the terms of the distribution plans, each Fund makes monthly payments (fees earned pursuant to Rule 12b-1 distribution plans) which will not exceed the lesser of a set percentage of each Fund's average daily net assets on an annual basis or the pro rata share of the Company's costs of distribution incurred on behalf of each Fund. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered.

Sales charges paid as compensation for distributing Fund shares are treated as commissions embedded in the Fund's share price. These charges, commonly referred to as sales loads, represent fees paid to brokers for selling Fund shares. Front-end sales loads are calculated as a percentage of the investor's purchase amount. The revenue recognized represents the sales charge collected from the Fund and is recorded during the period in which underwriting and distribution services are performed.

CDSC fees are charged to investors for sales of shares of a Fund within a specified period after purchase. This fee is designed to discourage short-term trading and promote long-term investment. The CDSC fee structure varies depending on the share class of the Fund, often imposing a CDSC, if sold within one year of purchase, typically 1.00%. The CDSC is based on the original purchase cost or the current market value of the shares being sold, whichever is less. CDSC commissions are recognized as income when received.

Interest and other revenue includes interest income which is recognized on an accrual basis.

Income Taxes. The provision for federal income taxes includes amounts currently payable or recoverable and deferred income taxes, computed under the liability method, resulting from temporary differences between the tax and financial statement bases of assets and liabilities. A valuation allowance is established for deferred tax assets when it is more likely than not that an amount will not be realized. In accordance with the income tax sharing agreement in effect for the applicable tax year, the income tax provision (or benefit) is computed as if each entity filed a separate federal income tax return with tax benefits provided for operating losses and tax credits when utilized and settled by the consolidated group. Intercompany settlements of income taxes are made through an increase or reduction to due from affiliated companies. Such settlements occur on a periodic basis in accordance with the tax sharing agreements.

Foreign Currency Translation. Items included in the financial statements are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction. Revenues and expenses are translated using the average exchange rates during the year. Gains or losses on foreign currency transactions are reflected in earnings.

Note 3 – Related Party Transactions

Management believes the allocation methods used are reasonable and appropriate in the circumstances; however, the Company's Statement of Financial Condition and Statement of Operations may not necessarily be indicative of the financial condition and results that would have existed if the Company operated as an unaffiliated entity.

Rule 12b-1 Distribution Plans. The Company incurred and paid John Hancock Distributors, LLC ("Distributors") Rule 12b-1 distribution fees for distributing certain funds on behalf of the Company of $14,903,929 for the year ended December 31, 2025 and are included in Rule 12b-1 service fees paid in the Statement of Operations.

Service Agreements. The Company reimburses JHUSA payroll, rent, shared services, and other administrative expenses. These expenses amounted to $149,065,405 for the year ended December 31, 2025 and are included in administrative service expense in the Statement of Operations.

Due from/to Affiliated Companies. Due from affiliated companies at December 31, 2025 included certain operating expenses paid by the Company on behalf of JHIM. Generally, these are settled monthly.

Due to affiliated companies at December 31, 2025 included 12b-1 fee expenses, broker support expenses, payroll related expenses and other administrative expenses paid on behalf of the Company by Distributors, John Hancock Signature Services, Inc. ("Signature Services"), JHUSA, Manufacturers Life Insurance Company ("MLI") and MFC. Generally, these are settled monthly.

Capital Contributions. For the year ended December 31, 2025, the Company received cash capital contributions of $145,300,000 from JHIM.

Note 4 – Deferred Selling Commissions

The rollforward of deferred selling commissions as of December 31, 2025 is as follows:

Balance, beginning of year	$	537,795
Additions		880,131
Amortization		(1,065,149)
Balance, end of year	$	352,777

Note 5 – Intangible Assets

Intangible assets are as follows:

December 31, 2025	Gross Carrying Amount	Accumulated Net Amortization	Net Carrying Amount
Subject to amortization:			
Distribution network	$ 16,936,000	(16,283,957)	$ 652,043
Total	$ 16,936,000	(16,283,957)	$ 652,043

Amortization expense was $238,756 for the year ended December 31, 2025. The expense is recorded to other selling, general, and administrative expenses in the Statement of Operations. Amortization expense for other intangible assets is expected to be approximately $191,702 in 2026, $150,783 in 2027, $114,988 in 2028, $84,348 in 2029 and $58,120 in 2030. There were no intangible asset impairments in 2025.

Note 6 – Income Taxes

The Company is included in the consolidated federal income tax return of JHFC.

The components of income taxes for the year ended December 31, 2025 were as follows:

Current taxes	
Federal	$ (39,319,618)
Total	(39,319,618)
Deferred taxes	
Federal	(276,026)
Total	(276,026)
Total income tax expense (benefit)	$ (39,595,644)

A reconciliation of income taxes at the federal income tax rate to income tax expense (benefit) charged to operations for the year ended December 31, 2025 follows:

	Amount	Percent
U.S. Federal Statutory Tax Rate	$ (39,925,754)	21.00%
Nontaxable or Nondeductible Items		
Non-Deductible Meals and Entertainment	329,397	(0.17%)
Non-Deductible Lobbying Expenses	713	0.00%
Total Income Tax Expense (Benefit)	$ (39,595,644)	20.83%

Deferred income tax assets and liabilities result from tax effecting the differences between the financial statement values and income tax values of assets and liabilities at the financial condition date. For December 31, 2025, deferred tax assets and liabilities consisted of the following:

Deferred income tax assets:		
Incentive compensation	$	230,083
Total deferred income tax assets		230,083
Deferred income tax liabilities:		
Deferred selling commissions	$	(74,083)
Intangible assets, net		(136,930)
Other		(1,430)
Total deferred income tax liabilities		(212,443)
Net deferred tax assets (liabilities)	$	17,640

For the year ended December 31, 2025, the Company made intercompany payments (receipts) related to the following jurisdictions:

Federal		(37,031,419)
Income Taxes (Received)	$	**(37,031,419)**

The Company has not recorded a valuation allowance with respect to the realizability of its deferred tax assets. In assessing the need for a valuation allowance, management considered the future reversal of taxable temporary differences, future taxable income exclusive of reversing temporary differences, taxable income in the carry back period, as well as tax planning strategies. Tax planning strategies were considered to the extent they were both prudent and feasible and if implemented, would result in the realization of deferred tax assets. Based on management's assessment of all available information, management believes that it is more likely than not the Company will realize the full benefit of its deferred tax assets.

The Inflation Reduction Act ("Act") was enacted on August 16, 2022, and included a new corporate alternative minimum tax ("CAMT") that goes into effect for tax years beginning after 2022. The Company is a member of a controlled group of corporations whose adjusted financial statement income qualifies it as an "applicable corporation" and therefore subject to CAMT. For the year-ended December 31,2025, the Company's best estimate of its CAMT liability is zero which is calculated based on all relative guidance to date. In addition, the company has made an accounting policy election to disregard CAMT when evaluating the need for a valuation allowance on its regular non-CAMT DTA's.

On June 20, 2024, Canada enacted the Global Minimum Tax Act, retrospective to fiscal periods commencing on or after December 31, 2023. The Company's ultimate parent Manulife Financial Corporation ("MFC") is in scope of this legislation because it is located in Canada and will be required to pay additional Global Minimum Taxes ("GMT") in Canada in respect of its global entities whose effective tax rate is below 15%. MFC's entities will also be subject to GMT in those jurisdictions where a Qualifying Domestic Minimum Top-up tax ("QDMTT") is in effect.

The United States adopted a Corporate Alternative Minimum Tax ("CAMT") of 15%, with an effective date of January 1, 2023. CAMT is not a QDMTT for the purposes of GMT. The Company did not incur any expense associated with the GMT in 2025.

In 2023 the IRS commenced its examination of Tax years 2019 through 2021. No issues have been raised for the Company to date.

The Company has no reserves for uncertain tax positions. Any related interest and penalty expense would be recorded in other selling, general and administrative expense in the Statement of Operations.

Note 7 – Net Capital and Regulatory Requirements

As a registered broker dealer, the Company is subject to the SEC's uniform net capital rule ("Rule 15c3-1").

Pursuant to the net capital provisions of Rule 15c3-1 of the Act, the Company is required to maintain minimum net capital, as defined. The amount of net capital and the related net capital ratio may fluctuate on a daily basis. Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates. At December 31, 2025, the Company had net capital, as defined, of $8,835,302. The minimum net capital requirement at December 31, 2025 was $250,000.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and relies on Footnote 74 of the SEC Release No. 34-70073.

Note 8 – Segment Reporting

The Company's reportable segment, Global Wealth and Asset Management (Global WAM), is responsible for managing its operating results, developing products, and defining strategies for services and distribution based on the profile and needs of its business and market. Global WAM derives its revenues by providing investment advice and innovative solutions.

The reportable segment is identified based on the internal management reporting system, which reflects how the company's Chief Operating Decision Maker (CODM) reviews and assesses the performance of the business. The CODM uses this information to make decisions about resource allocation and performance evaluation. The Company's operations constitute a single reportable segment, as the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are described in the summary of significant accounting policies (Note 2).

Upon consideration of the performance assessment and resource allocation process for the Company, it is determined that the Company's CODM holds the title: President and CEO of Manulife John Hancock Investments and Head of Retail Manulife Investment Management.
Please refer to the Statement of Operations for information about Global WAM's profit or loss, including revenues, interest and other, significant expenses, other specified items. The CODM reviews net income metrics on a regular basis.

Note 9 – Commitments and Legal Proceedings

Commitments. The Company has entered into operating leases with unrelated parties for office space. Minimum payments required under the leases are as follows:

		Office Space
Year ending December 31,	2026	$ 34,950
	2027	35,770
		$ 70,720

Legal Proceedings. The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

Note 10 – Subsequent Events

The Company evaluated the recognition and disclosure of subsequent events for its December 31, 2025 financial statements through March 18, 2026, the date on which the financial statements were issued.

Supplemental Information

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC
NOTES TO FINANCIAL STATEMENTS

John Hancock Investment Management Distributors LLC
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2025

Computation of Net Capital

Total shareholder's equity (from Statement of Financial Condition)	$	15,362,587
Allowable credits:		
Other (deductions) or allowable		(5,000)
Total capital and allowable credits		15,357,587
Nonallowable assets:		
Accounts receivable		1,328,758
Deferred selling commissions		352,777
Due from affiliated companies		2,364,177
Intangible assets, net		652,043
Other assets		895,182
Total nonallowable assets		5,592,937
Other additions and/or allowable credits		-
Net capital before haircuts on securities positions		9,764,650
Haircuts on securities:		
Investment in money market securities		929,348
Total haircuts on securities		929,348
Net capital	$	8,835,302

Computation of Alternate Net Capital Requirement

Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$	-
Minimum dollar net capital requirement	$	250,000
Net capital requirement (greater of above amounts)	$	250,000
Excess net capital over requirement	$	8,585,302

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5, Part II A filing as of December 31, 2025.

John Hancock Investment Management Distributors LLC
Schedule II – Statement Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and relies on Footnote 74 of the SEC Release No. 34-70073.



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Management of
John Hancock Investment Management Distributors LLC

We have reviewed management's statements, included in the accompanying exemption report, in which John Hancock Investment Management Distributors LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to: (1) mutual fund underwriter or sponsor; (2) mutual fund retailer; (3) broker or dealer selling tax shelters or limited partnerships in primary distributions; and (4) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2025 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 18, 2026



John Hancock Investment Management Distributors LLC's Exemption Report

John Hancock Investment Management Distributors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
   a. Mutual fund underwriter or sponsor;
   b. Mutual fund retailer;
   c. Broker or dealer selling tax shelters or limited partnerships in primary distributions; and
   d. Private placement of securities.

The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

John Hancock Investment Management Distributors LLC

Effie Georgountzos

I, _____, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Effie Georgountzos
Title: Chief Financial Officer
March 18, 2026



Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
ey.com

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

To the Board of Directors and Management of John Hancock Investment Management Distributors LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of John Hancock Investment Management Distributors LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the bank statement.

   No findings were found as a result of applying the procedure.

2. Compared the total revenue amounts reported on the annual audited report Form X-17A-5 Part III for the fiscal year ended December 31, 2025 with the total revenue amounts reported in Form SIPC-7 for the year-ended December 31, 2025.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet.

   No findings were found as a result of applying the procedure.



4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

No findings were found as a result of applying the procedure.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

As agreed, any differences when performing procedures over the accompanying Form SIPC-7 that are less than $1, due to the SIPC online portal truncating cents resulting in rounding down to the nearest dollar, were considered minor and were not included in our findings.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

March 18, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME   SEC No.
JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC   8-43582

For the fiscal period beginning _____1/1/2025_____ and ending __12/31/2025__

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)	$ 119,805,712.00
2	Additions:	
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
b	Net loss from principal transactions in securities in trading accounts.	
c	Net loss from principal transactions in commodities in trading accounts.	
d	Interest and dividend expense deducted in determining item 1.	
e	Net loss from management of or participation in the underwriting or distribution of securities.	
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.	
g	Net loss from securities in investment accounts.	
h	Add lines 2a through 2g. This is your **total additions**.	$ 0.00
3	Add lines 1 and 2h	$ 119,805,712.00
4	Deductions:	
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 117,679,437.00
b	Revenues from commodity transactions.	
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
d	Reimbursements for postage in connection with proxy solicitations.	
e	Net gain from securities in investment accounts.	
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
h	Other revenue not related either directly or indirectly to the securities business.	

Deductions in excess of $100,000 require documentation

5 **a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	
c	Enter the greater of line 5a or 5b	$ 0.00
6	Add lines 4a through 4h and 5c. This is your **total deductions**.	$ 117,679,437.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 2,126,275.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 3,189.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 1,599.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 1,599.00		
d	Add lines 11a through 11c		$ 1,599.00	
12	**LESSER** of line 10 or 11d.			$ 1,599.00
13 a	Amount from line 8		$ 3,189.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 1,599.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 1,590.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 1,590.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-43582	DEA: FINRA	2025	Dec

MEMBER NAME
MAILING ADDRESS
JOHN HANCOCK INVESTMENT MANAGEMENT
DISTRIBUTORS LLC
ATTN: Robert Hartigan.
200 BERKELEY STREET

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

JOHN HANCOCK INVESTMENT MANAGEMENT DISTRIBUTORS LLC
(Name of SIPC Member)

James Bogle
(Authorized Signatory)

2/6/2026
(Date)

james_bogle@manulife.com
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.